Exhibit 16.1



September 7, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Gentlemen:

We have read Item 4.01 of Form 8-K dated September 1, 2004 of Capital Southwest Corporation and we are in agreement with the statements contained in the first paragraph and the first sentence of the second paragraph on page 2 therein. We do not agree with the statement contained in the last sentence of paragraph 2 on page 2.

We do not agree with the statement in the sentence constituting paragraph 3 on page 2 in that we have provided this letter within the time requirements and rules contained in Regulation S-K Item 304(a)(3).



                              /s/ Ernst & Young LLP